SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports 9th Consecutive Quarter of Revenue Growth for Q2 2005 dated August 4, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports 9th Consecutive Quarter of Revenue Growth for Q2 2005

Thursday August 4, 1:15 am ET

Record Revenues of $16.5M for Q2 2005, Up 42% YOY and 11% Compared to Q1 '05

PETACH TIKVA, Israel, August 4 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today reported its financial results for the second quarter ended June 30, 2005.

    Highlights of the Quarter

    - Record revenues of $16.5 million: 9th consecutive quarter of revenue growth

    - Cash flow from operating activities up by 164% compared to Q1, reaching approximately $3 million.

    - Significant rise in revenues from international telephony activities.

    - Increased Internet advertising revenues with market share reaching approximately 25%

    - Launch of 'smile' re-branding initiative to optimize marketing investments and increase awareness of Group's scope of activities

    Financial Results

Revenues for the second quarter were NIS 75.3 million (US$ 16.5 million), an increase of 42% compared with NIS 53.2 million in the second quarter of 2004, and an 11% increase compared with NIS 68.0 million in the first quarter of 2005.

Gross margin for the quarter declined to 46% from 50.7% in the first quarter of 2005, reflecting investment in successful efforts to build the market share and user base of the Group's 015 International Telephony. As a result, operating income for the quarter was NIS 7.9 million (US$ 1.7 million), a decline of 2% compared to the first quarter of 2005.

Net income for the quarter was NIS 4.7 million (US$ 1.0 million), or NIS 0.25 (US$ 0.06) per share, reflecting financial expenses of NIS 3.7 million (US$ 0.8 million). The rise in financial expenses resulted from the quarter's 1.1% rise in Israel's Consumer Price Index (CPI) and its affect on the interest rate of the Group's CPI-linked bonds. Management views the quarter's CPI rise as an unusual occurrence that is not likely to be repeated during the remainder of 2005. Net income for the second quarter of 2004 was NIS 5.7 million, or NIS 0.30 per share, compared to NIS 6.6 million, or NIS 0.36 per share, in the first quarter of 2005.

Cash flow for the quarter was NIS 14 million (US$ 3 million), an increase of 164% compared to NIS 5.3 million in the first quarter of 2005.

Comments of Management

"The second quarter marked a significant period of revenue expansion, growing cash flow and strategic progress for Internet Gold," commented Eli Holtzman, Internet Gold's CEO. "Our focus during the quarter was to strengthen our positioning as a major player in all our markets and as a leading Internet media group. Our primary investments were in two directions: building the market share and user base of our IP Telephony and IP media/portal businesses, and launching our 'smile' re-branding program.

"Our strategy for building market share included more aggressive pricing policies, an investment that has paid off in revenue, user and market share gains. Although the efforts reduced our gross margins and operating profit temporarily, they succeeded in establishing strong business platforms for these businesses that are necessary for the next stage of our business development."

Mr. Holtzman continued, "We are very excited about our 'smile' re-branding program. This is an evolutionary step for Internet Gold that will help us build awareness of the broad range of our services while allowing more effective utilization of our marketing dollars. The campaign is currently in full swing now and we are delighted with the reaction so far."

"Taken as a whole, we are pleased with our progress and working to take full advantage of opportunities in Israel's changing and growing communications marketplace."

Overview of Business Segments

smile.net - access and value-added services: During the second quarter, the company succeeded to increase its customer base while focusing on the Russian sector. In addition, sales of the Business Division and Value Added Services rose by 5% compared with the previous quarter as a result of continued successful sales and marketing efforts.

smile.015 - International Telephony: Revenues from the Group's international telephony operations increased significantly during the second quarter, reflecting its rising market share and the ramp-up of hubbing and incoming traffic services.

smile.media - e-Advertising/Content: The Group continued to expand its e-Advertising and portal activities throughout the period.

- MSN Israel (50.1% owned) e-Advertising via MSN, MSN Messenger, Hotmail and MSN
Search: As of the end of the quarter, MSN-Israel had a record of 873,000 active users of its Instant Messaging service and 600,000 users of its new MSN Search service. Recently, MSN-Israel announced joint ventures with Redmatch, with whom it will establish an online employment site, and with Israel's Entertainment Channel, with whom it will launch an entertainment portal.

- Acquisitions: the Group continues to pursue opportunities to consolidate the marketplace through synergistic acquisitions and joint ventures. Nirshamim, the academic portal acquired during the first quarter, began making a positive contribution to the Group's top and bottom line results during the quarter. Building on a strong base, management expects that Nirshamim's performance will improve in the future.

smile.shops - e-Commerce: Second quarter revenues of P-1000, the Group's e-Commerce business, rose by 8% compared to the first quarter, while operating income rose by 32% compared to the first quarter. With a firm belief in the future growth of the sector, the Group is currently evaluating acquisition and consolidation opportunities.

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provide international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of June 30, 2005 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of June 30, 2005 (NIS 4.574 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il


    Consolidated Balance Sheets
    Reported amounts

                                                                 Convenience
                                                                 translation
                                                                    into
                                                                 US Dollars
                                                                    NIS
                                                                 4.574=US$1
                                   June 30     June 30   December   June 30
                                                            31
                                     2005        2004       2004       2005
                                 (Unaudited) (Unaudited) (Audited)(Unaudited)
                                   New Israeli Shekels - in           US$
                                         thousands                 thousands
    Current assets
    Cash and cash equivalents         271,164    94,918    75,637    59,284
    Trade receivables, net             69,616    40,241    52,682    15,221
    Other receivables                  10,047     9,143     8,948     2,197
    Deferred taxes                      2,037       620     2,564       445

    Total current assets              352,864   144,922   139,831    77,147

    Investments
    Deferred taxes                         32        14        22         7
    Long-term investments                 275         -         -        60
                                          307        14        22        67

    Property and equipment, net        39,625    33,402    40,583     8,663

    Other assets and deferred charges 120,297    88,937   114,956    26,300

    Assets allocated to discontinued      886         -     4,631       194
    operation

    Total assets                      513,979   267,275   300,023   112,371

    Consolidated Balance Sheets
    Reported amounts

                                                                Convenience
                                                                translation
                                                                     into
                                                                 US Dollars
                                                                     NIS
                                                                 4.574=US$1
                                 June 30     June 30   December     June 30
                                                             31
                                    2005        2004       2004       2005
                                (Unaudited)  (Unaudited)(Audited) (Unaudited)
                                   New Israeli Shekels - in          US$
                                         thousands                 thousands
    Current liabilities
    Short-term bank loans               9,621     6,620    10,950     2,103
    Accounts payable                   72,008   *59,635    73,383    15,743
    Other payables                     17,507   *14,441    13,784     3,828
    Total current liabilities          99,136    80,696    98,117    21,674

    Long-term liabilities
    Long-term loans and other
    long-term
    obligations                        52,756    41,840    72,117    11,534
    Deferred revenues                       -        14         3         -
    Liability for termination of
    employer-
    employee relations, net             6,794     5,447     6,240     1,485
    Company's share in excess of
    liabilities
    over assets in investees                -     9,566         -         -
    Convertible debentures            213,358         -         -    46,646
    Total long-term liabilities       272,908    56,867    78,360    59,665

    Liabilities allocated to
    discontinued
    operation                             265         -     1,653        58

    Shareholders' equity
    Ordinary shares                       197       197       197        43
    Additional paid in capital        223,539   215,040   215,040    48,872
    Accumulated deficit              (82,066)  (85,525)  (93,344)  (17,941)

    Total shareholders' equity        141,670   129,712   121,893    30,974

    Total liabilities and             513,979   267,275   300,023   112,371
    shareholders' equity

    * Reclassified

    Consolidated Statements of Operations
    Reported amounts

                                                                  Convenience
                                                                  translation
                                                                        into
                                                                  US Dollars
                                                                         NIS
                                                                   4.574=US$1
                                                                   Six month
                Six-month period    Three-month period     Year      period
                          ended            ended            ended      ended
                        June 30          June 30        December     June 30
                                                              31
                      2005     2004     2005    2004        2004        2005
                 (Unaudited)(Unaudited)                 (Audited) (Unaudited)
                                   (Unaudited)(Unaudited)
                  NIS thousands (except  NIS thousands (except      US$
                       per share data)    per share data)       thousands
    Revenues           143,340 104,175  75,325  53,199 219,577  31,338
    Costs and
    expenses:
    Cost of revenues    74,213  44,191  40,673  21,625  96,820  16,225
    Selling and
    marketing
    expenses            37,566  32,285  18,632  17,370  73,155   8,213
    General and
    administrative      15,532  11,311   8,090   5,481  24,258   3,396
    expenses

    Total costs and    127,311  87,787  67,395  44,476 194,233  27,834
    expenses
    Income from         16,029  16,388   7,930   8,723  25,344   3,504
    operations
    Financing expenses
    (income), net        4,315      89   3,666     549   (122)     943
    Other expenses       (132)   1,498    (97)     856   1,077    (29)
    (income), net
    Net income after
    financing
    expenses            11,846  14,801   4,361   7,318  24,389   2,590
    Tax expenses           568   1,301   (289)     782   (301)     124
    (income)
    Income after tax    11,278  13,500   4,650   6,536  24,690   2,466
    Company's share in
    net
    loss of investee         -     607       -     211     396       -
    Income from
    continuing
    operations          11,278  12,893   4,650   6,325  24,294   2,466
    Company's share in
    loss of
    investee from
    discontinued
    operations               -   1,252       -     675   4,763       -
    Net income          11,278  11,641   4,650   5,650  19,531   2,466

    Income per share,
    basic
    and diluted
    Net income per NIS
    0.01
    par value of
    shares(in NIS)
    from continuing       0.61    0.70    0.25    0.34    1.32    0.13
    operations
    Net loss per NIS
    0.01
    par value of
    shares(in NIS)
    from discontinued        -  (0.07)       -  (0.04)  (0.26)       -
    operations
    Net income per NIS
    0.01
    par value of          0.61    0.63    0.25    0.30    1.06    0.13
    shares (in NIS)
    Weighted average
    number of
    Shares outstanding  18,432  18,432  18,432  18,432  18,432  18,432
    (in thousands)









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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 4, 2005